

Mail Stop 7010

July 5, 2006

Via U.S. mail and facsimile

Mr. John S. Stroup
President and Chief Executive Officer
Belden CDT, Inc.
7701 Forsyth Boulevard, Suite 800
St. Louis, MO 63105

> **RE:** **Belden CDT, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 26, 2006**
> **File No. 1-12561**

Dear Mr. Stroup:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Comment applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 6. Selected Financial Data, page 19

2. Please expand your disclosure to also include basic income (loss) per share from continuing operations. Refer to Item 301 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Operating Results – 2005 Compared With 2004, page 24

Continuing Operations, page 24

3. Your presentation of revenues excluding certain costs, including costs related to the merger and foreign currency translation, appears to constitute non-GAAP financial measures. Please expand your disclosures to include the following:
    - a statement which identifies these as non-GAAP financial measures,
    - a discussion which details why the presentation of these non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations, and
    - a reconciliation and discussion regarding these non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP.
    Please refer to Item 10(e)(1)(i) of Regulation S-K.

Outlook, page 46

4. Your discussion regarding your outlook for 2006 includes financial guidance, which excludes compensation costs related to SFAS 123(R). These amounts appear to constitute non-GAAP financial measures. Please expand your disclosure to include the following:
    - a statement which identifies this as non-GAAP financial measure,
    - a discussion which details why the presentation of this non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations, and

- a reconciliation and discussion regarding this non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP.

Please refer to Item 10(e)(1)(i) of Regulation S-K.

Notes to Financial Statements

5. You disclosed on page 13 that you provide warranties for certain of your products for 25 years. Please expand your disclosure to include your policy and how you have determined the liability relating to product warranties. Please also include in your disclosure a reconciliation for the changes in the product warranties for each period presented. Refer to paragraph 14 of FIN 45.

Note 2: Summary of Significant Accounting Policies, page 55

Revenue Recognition, page 58

6. You disclosed that you grant incentive allowances to selected customers, which are determined based on certain targeted sales volumes. In certain instances, you also grant selected product price protection allowances. Certain distribution customers are also allowed to return certain inventory, in an amount not to exceed three percent of their prior year's purchases, in exchange for an order of equal or greater value. For each of these sales incentives, tell us the general terms of the incentives. For example, tell us whether the incentive allowances based on certain targeted sales volumes are given to the customer in the form of cash or some other means. For each of these sales incentives, please also tell us how you are accounting for the incentive. Your explanation should refer to the applicable accounting literature, which should include EITF 00-22 and EITF 01-9.

Note 3: Belden CDT Merger, page 63

7. It appears that you amortize your intangible assets related to customer relations over 25.6 years. Please tell us how you determined this is the appropriate amortization period in accordance with paragraph 11 of SFAS 142.

8. You disclosed that goodwill of $55.5 million was assigned to the Electronics segment. You also disclosed that the residual goodwill of $148.1 million was not assigned to a specific segment since management believed it benefited the entire company; therefore it was recognized in Finance and Administration (F&A) in your segment information. Please help us understand how you determined your reporting units and correspondingly assigned goodwill to

reporting units for purposes of testing goodwill in accordance with SFAS 142. Please address the following:

- During the year ended December 31, 2005, tell us when the annual goodwill impairment test as well as any additional goodwill impairment tests were performed,
- Tell us what your reporting units were and how you determined them in accordance with paragraph 30 of SFAS 142, and
- Tell us the amount of goodwill assigned to each reporting unit as well as how you determined the amount to be assigned in accordance with paragraphs 34 and 35 of SFAS 142.

Note 12: Intangible Assets, page 74

9. Please expand your disclosure to include the weighted-average amortization period in total and for each class of intangible assets presented and the accumulated amortization for each class of intangible assets presented. Please also include the estimated aggregate amortization expense for each of the next five years. Refer to paragraphs 44(a)(3), 45(a)(1), and 45(a)(3) of SFAS 142.

Note 13: Accounts Payable and Accrued Liabilities, page 75

10. You disclosed in Item 3 that you are a defendant in certain cases involving asbestos. Please expand your disclosures regarding these cases, which should include clarification as to whether you have accrued any amounts related to asbestos litigation and claims or other asbestos liabilities. Refer to paragraphs 3 and 8-10 of SFAS 5, SOP 96-1, and SAB Topic 5:Y.

Contingently Convertible Notes, page 79

11. Please provide us with a comprehensive explanation of your accounting for the contingently convertible notes, including the accounting literature you used to determine the appropriate accounting. Your explanation should include how you accounted for the conversion feature, including what consideration was given as to whether the conversion feature needed to be bifurcated in accordance with SFAS 133.

Note 19: Operating Leases, page 89

12. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be

included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the not should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Form 10-Q for the Fiscal Quarter Ended March 26, 2006

Comments applicable to your overall filing

13. Please address the comments above in your interim Forms 10-Q as well.

Item 2: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

14. You have disclosed various components, which have contributed to increases and decreases within your income statement line items, including but not limited to, gross profit, operating income, and your segments. Some of the components you have cited include the following:
   - sales price increases,
   - cost reduction initiatives,
   - share-based compensation expense,
   - rising costs of copper and commodities derived from petrochemical feedstocks,
   - foreign currency translation, and
   - accelerated depreciation and severance costs related to restructuring actions.

   Your disclosure should include additional details that explain the business reasons for each component you cite, which attributed to the change and should also quantify the effect each of these components had on the increases and decreases within the income statement line items, including those components that offset one another. Please show us what your revised MD&A disclosure will look like.

Financial Condition, page 27

Cash Flows from Operating Activities, page 27

15. Please revise your analysis related to your cash flows from operating activities
to explain the underlying factors which contributed to the changes in your
balance sheet accounts, rather than merely reciting the increases and decreases
from the face of your statements of cash flows. In this regard, you should
explain why balances significantly increased or decreased. Specifically disclose
and discuss trends, such as days outstanding for receivables and inventory.
Please refer to Section IV.B. of SEC Release 33-8350.

Form 8-K filed on February 9, 2006

16. Your discussion regarding fourth quarter results includes operating income for
which you have excluded certain charges, adjusted income from continuing
operations, earnings per diluted share from adjusted income from continuing
operations, and adjusted operating margin; these amounts appear to be non-
GAAP financial measures. Your forecast regarding your results of operations
for the first quarter fiscal 2006 provides guidance for your earnings per share
and earnings per diluted share, excluding restructuring charges; these amounts
also appear to be non-GAAP financial measures. You disclosed a table which
included your results of operations for the three months ended and fiscal year
ended December 31, 2005 adjusted to exclude severance charges, accelerated
depreciation, expenses for executive succession, and a one-time tax benefit;
these amounts also appear to be non-GAAP financial measures. Please expand
your disclosure to include the following:

- a statement which identifies each of these as non-GAAP financial
  measures and
- a reconciliation and discussion regarding each of these non-GAAP
  financial measures to the most directly comparable financial measures
  calculated and presented in accordance with GAAP.

Please refer to Regulation G.

* * * *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your letter on EDGAR as a correspondence file.
Please understand that we may have additional comments after reviewing your responses
to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-3754 or, in her absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief